April 27, 2006

Mr. Edmund Bailey
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 7561
100 F Street, N.E.
Washington, DC 20549

Houston Wire & Cable Company

Dear Mr. Bailey:

Houston Wire & Cable Company ("HWC") hereby acknowledges that the auditor of any audited financial statements that are to be included in HWC's filings with the Securities and Exchange Commission (the "SEC") must be independent within the meaning of Rule 2-01 of Regulation S-X. HWC further acknowledges that any action taken by the SEC or the staff, acting pursuant to delegated authority, in accepting or declaring effective the filings made by HWC that include HWC's financial statements audited by Ernst & Young LLP ("E&Y") does not relieve HWC from its responsibilities to comply with any rules and laws applicable to its filings pertaining to auditor independence.

We refer to the recent discussions that we understand occurred between the SEC staff and E&Y relating to the assessment of E&Y's independence in regard to HWC. HWC is currently controlled by Code, Hennessy & Simmons, and the issue discussed relates to the fact that certain otherwise prohibited payroll wire transfer services were performed during the relevant audit periods by E&Y's Mexican affiliate for another entity controlled by CHS. In response to the staff's request concerning the above matter, HWC represents that, if the SEC or the staff accepts or declares effective filings of HWC containing HWC's financial statements audited by E&Y, HWC will not assert this action as a defense in any proceeding initiated by the SEC or any person pursuant to the federal securities laws.

Very truly yours,
HOUSTON WIRE & CABLE COMPANY
/s/ CHARLES A. SORRENTINO Charles A. Sorrentino President and Chief Executive Officer